SE 16003621

SO 2/26/16

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 25 2016
Washington DC
409

SEC FILE NUMBER
8-69130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: La Honda Advisors LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

855 El Camino Real, Building 4, Suite 272
(No. and Street)

Palo Alto (City) CA (State) 94301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Ketsdever 650-400-1088 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seiler LLP
(Name – *if individual, state last, first, middle name*)

Three Lagoon Drive, Suite 400 (Address) Redwood City (City) CA (State) 94065 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, David Ketsdever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of La Honda Advisors LLC, as of December 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

(see attached)

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report on Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF SAN MATEO }

Subscribed and sworn to (or affirmed) before me on this 22 (Date) day of February (Month), 2016 (Year)

by David Todd Ketsderer

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: Nancy Johnson

Signature of Notary Public

NANCY STRAUSS JOHNSON
Commission # 2126305
Notary Public - California
San Mateo County
My Comm. Expires Oct 6, 2019

Seal
Place Notary Seal Above

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______

Number of Pages: ______

Signer(s) Other Than Named Above: ______

La Honda Advisors

LA HONDA ADVISORS LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
LA HONDA ADVISORS LLC

We have audited the accompanying statement of financial condition of La Honda Advisors LLC (a California limited liability company) (the "Company") as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of La Honda Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of La Honda Advisors LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Seiler LLP

Redwood City, California
February 19, 2016

Silicon Valley Office Three Lagoon Drive, Suite 400 Redwood City, CA 94065 t. 650.365.4646 f. 650.368.4055
San Francisco Office 220 Montgomery Street, Suite 300 San Francisco, CA 94104 t. 415.392.2123 f. 415.392.1720

www.seiler.com

A Member of HLB International

LA HONDA ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Assets:		
Cash and Cash Equivalents	$	366,362
Accounts Receivable		27,829
Unbilled Accounts Receivable		195
Prepaid Expenses		3,458
TOTAL ASSETS	$	397,844

LIABILITIES & MEMBERS' EQUITY

Liabilities:		
Accounts Payable	$	4,225
Accrued Expenses		1,000
Owed to Members		6,420
Payroll Liabilities		22,952
Total Liabilities		34,597
Total Members' Equity		363,247
TOTAL LIABILITIES & MEMBERS' EQUITY	$	397,844

The accompanying notes are an integral part of these financial statements.

LA HONDA ADVISORS LLC

STATEMENT OF INCOME
For the year ended December 31, 2015

Revenues:		
Success Fees	$	1,478,876
Retainer Income		260,000
Reimbursed Expenses		13,119
Total Revenue		1,751,995
Expenses:		
Payroll		103,851
Dues and Subscriptions		59,139
Rent		27,988
Travel & Entertainment		17,793
Regulatory Fees and Expenses		17,220
Professional Fees		15,525
Tax		11,900
Marketing & Advertising		3,373
Insurance		2,819
Telephone		2,686
Recruiting		1,505
Computer and Internet		1,498
Office Supplies		1,066
Other		668
Total Expenses		267,031
Net Income	$	1,484,964

The accompanying notes are an integral part of these financial statements.

LA HONDA ADVISORS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2015

Balances, December 31, 2014	$	106,193
Contributions		15,000
Distributions		(1,242,910)
Net income		1,484,964
Balances, December 31, 2015	$	363,247

LA HONDA ADVISORS LLC

STATEMENT OF CASH FLOWS
For the year ended December 31, 2015

Cash flows from operating activities:	
Net Income	$ 1,484,964
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
(Increase)/Decrease in Accounts Receivable	17,171
(Increase)/Decrease in Unbilled Accounts Receivable	(195)
(Increase)/Decrease in Prepaid Expenses	470
Increase/(Decrease) in Accounts Payable	(21)
Increase/(Decrease) in Accrued Expenses	(3,002)
Increase/(Decrease) in Owed Members	(2,194)
Increase/(Decrease) in Payroll Liabilities	17,789
Net cash provided by operating activities	1,514,982
Cash flows from financing activities	
Member contributions	15,000
Member distributions	(1,242,910)
Net cash used by financing activities	(1,227,910)
Net cash and cash equivalents increase for period	287,072
Cash and cash equivalents at beginning of period	79,290
Cash and cash equivalents at end of period	$ 366,362

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of business

La Honda Advisors LLC (a California limited liability company formed in 2011), hereinafter referred to as the "Company", performs investment banking advisory services to companies seeking private placements, mergers, and acquisitions.

The Company is a direct participation broker-dealer registered with the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could be material to the financial statements.

Cash and cash equivalents

For purposes of the Statement of Cash Flows, the Company considers all cash and short-term investments with original maturities of three months or less to be cash equivalents.

Accounts receivable and unbilled accounts receivable

Accounts receivable and unbilled accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company extends unsecured credit to its customers in the ordinary course of business and assesses the allowance for doubtful accounts based on the Company's collection history. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2015, the Company had no allowance for uncollectible receivables.

Revenue recognition

The Company's revenue is generated from income derived from services rendered to clients under advisory agreements. The Company charges monthly, non-refundable retainer fees upon engagement with clients, which may be credited against eventual success fees. The Company earns success fees on completed transactions. Success fee revenue is recorded when earned and all third party contingencies are met. Revenue also includes amounts for reimbursable expenses incurred on behalf of clients under advisory agreements.

Income and franchise taxes

The Company is a California limited liability company and has elected to be treated as a partnership for income tax purposes. For federal income tax purposes, profits and losses are passed through to the Members. California law is much the same as federal in terms of the Members reporting the pass-through of profits and losses, with the exception that the Company is subject to an annual fee based on gross receipts with a minimum fee of $800.

Uncertain tax positions

The Company accounts for uncertain tax positions in accordance with the FASB Accounting Standard Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes ("ASC 740"). The Company has elected to recognize interest and penalties related to tax uncertainties as operating expenses. At December 31, 2015, management has determined that there are no uncertain tax positions requiring recognition in its financial statements.

The Company files income tax returns in the United States Federal and State of California jurisdictions. All tax years are subject to California tax examinations. All years after 2012 are subject to Federal tax examinations.

Advertising costs

Advertising costs are charged to operations when incurred. For the year ended December 31, 2015, the Company incurred advertising costs of $583.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers: Topic 606* ("ASU 2014-09"), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

ASU 2014-09 is effective for the first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of the pending adoption of ASU 2014-09 on the Company's financial statements.

Note 3 - Net capital requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $331,765 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 4 - Members' equity and ownership

The membership interests in the Company are divided into and represented by "shares". The Company currently has two Members whose ownership comprises 100% of the shares allocated. At December 31, 2015, 100,000 shares were issued and allocated.

Note 5 - Commitments and contingencies

Facility lease

The Company entered into a month-to-month sublease agreement for their corporate office, commencing on June 30, 2013, with Wellington Partners GMBH. The Company pays a monthly base rent of $2,591 less shared telephone and Internet expenses. The sublease agreement expires on May 31, 2016. The Company may terminate the lease at any time, and there are no minimum future rental commitments.

Gain Contingency

The Company had an arrangement with a customer which included cashless warrants in addition to a cash fee. The warrants will be issued as a percentage of the total financing amount. As of December 31, 2015, the Company had not received the final warrant agreement. The value of the warrants was not determinable as of December 31, 2015.

Note 6 – Major Customers and Accounts Receivable

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue, or whose accounts receivable balances individually represented 10% or more of the Company's total accounts receivable.

During the year ended December 31, 2015, the Company derived 57% and 21% of revenue from its top two customers, respectively. As of December 31, 2015, two customers accounted for 72% and 28% of accounts receivable, respectively.

Note 7 - Subsequent events

The Company announced and paid $234,385 in distributions on January 4, 2016.

SUPPLEMENTARY INFORMATION

LA HONDA ADVISORS LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2015

Schedule I

Computation of Net Capital		
Total Members' equity qualified for net capital		$ 363,247
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		363,247
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable	28,024	
Prepaid expenses	3,458	(31,482)
Net capital before haircuts on securities positions		331,765
Haircuts on securities (computed, where applicable,pursuant to Rule 15c3-1(f)):		--
Net capital		$ 331,765
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable		$ 4,225
Accrued expenses		1,000
Owed to members		6,420
Payroll liabilities		22,952
Total aggregate indebtedness		$ 34,597
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 2,306
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)		$ 5,000
Net capital in excess of minimum required		$ 326,765
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement		$ 325,765
Ratio: Aggregate indebtedness to net capital	0.10	to 1
Reconciliation with Company's Computation		
Net Capital per Company's FOCUS IIA Report		$ 331,765
Net Capital per Report Pursuant to Rule 17a-5(d)		$ 331,765

SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
LA HONDA ADVISORS LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) La Honda Advisors LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Seiler LLP

Redwood City, CA
February 19, 2016

La Honda Advisors LLC

La Honda Advisors LLC Exemption Report

La Honda Advisors LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions in §240.15c3-3(k) throughout the most recent fiscal year ending December 31st, 2015, without exception.

I, David Ketsdever, swear (or affirm), that to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Partner

Date: 1/8/16

SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
LA HONDA ADVISORS LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of La Honda Advisors LLC ("the Company") for the year ended December 31, 2015, which were agreed to by the Company, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger.

   Finding: No differences noted.

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015.

   Finding: No differences noted.

3) Compared any adjustments reported in Form SIPC-7 with respective general ledger reports.

   Finding: No differences noted.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   Finding: No differences noted.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

   Comment: There were no overpayments applied in the current assessment.

TO THE MEMBERS OF
LA HONDA ADVISORS LLC

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Seiler LLP

Redwood City, CA
February 19, 2016